UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 10, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	10 August 2016

Release Number	19/16

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

BHP Billiton Chairman, Jac Nasser, today announced the appointment of Ken MacKenzie to the BHP Billiton Board as an independent Non-executive Director, effective as of 22 September 2016.

From 2005 until 2015, Mr MacKenzie served as the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries.

Mr MacKenzie is currently a Senior Adviser with McKinsey & Company and serves on the Advisory Boards of American Securities Capital Partners and Adamantem Capital.

Mr Nasser said Mr MacKenzie’s appointment reflected the Board’s commitment to a structured and rigorous approach to Board succession and planning, having regard to the skills, experience and attributes required to effectively govern the business.

“Ken will be a great addition to the Board of BHP Billiton. He will bring extensive global and executive experience, and a deeply strategic approach. He has a proven track record, having led a successful company in a challenging sector for a decade,” he said.

Mr MacKenzie’s appointment to the BHP Billiton Board takes the number of Non-executive Directors to 11.

Ken MacKenzie

Mr MacKenzie, 52, served as the Managing Director and Chief Executive Officer of Amcor Limited from 2005 to 2015. He had a 23 year career with Amcor, gaining extensive experience across all of Amcor’s major business segments in the Americas, Australia, Asia and Europe.

During his tenure as Chief Executive Officer of Amcor Limited, Mr MacKenzie successfully created and implemented a transformational company turnaround program rationalising and focusing on segments with strong market positions. He oversaw a period of industry consolidation, executing over 30 mergers and acquisition transactions to further improve scale and industry structure.

Between 2001 and 2005, Mr MacKenzie served as Group Managing Director at Amcor Rentsch. Prior to this, his roles with Amcor included Group General Manager, Flexible Packaging and Group General Manager, Corporate Sales & Marketing at Amcor Australasia, and Director of Finance and Director of Engineering & Information Technology at Amcor Rigid Plastics.

Prior to joining Amcor, Mr MacKenzie worked in the Manufacturing Strategy Practice of Accenture (from 1987 to 1992).

Mr MacKenzie has a Bachelor of Engineering from McGill University, Canada. He is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Engineers.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Eleanor Colonico	Tara Dines
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Eleanor.Colonico@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Paul.Hitchins@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Fiona Hadley	United Kingdom and South Africa
Tel: +61 3 9609 2211 Mobile +61 427 777 908 Email: Fiona.Hadley@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
Amanda Saunders	Email: Rob.Clifford@bhpbilliton.com
Tel: +61 3 9609 3985 Mobile +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Elisa Morniroli
Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
United Kingdom and South Africa	Email: Elisa.Morniroli@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
North America	Tel: +1 212 310 1421 Mobile: +1 347 882 3011 Email: James.Wear@bhpbilliton.com

Bronwyn Wilkinson Mobile: +1 604 340 8753 Email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	August 10, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary